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                                                               Exhibit (a)(1)(G)

                     NATIONAL DISCOUNT BROKERS GROUP, INC.
                           10 Exchange Place Centre
                                  15th Floor

                          Jersey City, NJ 07302-3913
[Logo: Duck]                Telephone: 201-946-2200
                            Facsimile: 201-946-4510

                                                               October 24, 2000

Dear Stockholder:

  We are pleased to inform you that National Discount Brokers Group, Inc. has signed a merger agreement with Deutsche Bank AG and Deutsche Acquisition Corp., pursuant to which Deutsche Acquisition Corp. has today commenced a tender offer to purchase all outstanding shares of NDB common stock not already owned by Deutsche Bank and its wholly owned subsidiaries for $49.00 per share in cash.

  The offer is subject to a number of conditions, including the receipt of approvals of various regulatory agencies. Following the completion of the offer, Deutsche Acquisition Corp. will be merged with and into NDB pursuant to the terms and conditions of the merger agreement and each remaining NDB share will be converted into the right to receive the same cash price as was paid in the offer.

  After careful consideration, your board of directors (other than Deutsche Bank's representative, who was absent and did not vote) unanimously approved the offer and the merger and determined that the merger agreement and the transactions contemplated therein, including the offer and the merger, are advisable and fair to, and in the best interests of, NDB's stockholders (other than Deutsche Bank and its wholly owned subsidiaries) and recommends that you accept the offer and, if stockholder approval of the merger is required by law, vote for the approval and adoption of the merger agreement.

  In arriving at its determination and recommendation, the board of directors took into account the factors described in the attached Solicitation/Recommendation Statement on Schedule 14D-9, including the opinion of U.S. Bancorp Piper Jaffray Inc., dated October 11, 2000, that as of that date and based upon and subject to the assumptions, factors and limitations set forth therein, the cash consideration to be received by NDB stockholders (other than Deutsche Bank and its wholly owned subsidiaries) in the offer and the merger pursuant to the merger agreement was fair to such stockholders from a financial point of view.

  Enclosed is Deutsche Acquisition Corp.'s Offer to Purchase, together with related materials, including the Letter of Transmittal to be used for tendering your shares. These documents set forth the terms and conditions of the offer. We urge you to read the attached Schedule 14D-9 and the enclosed materials carefully.

  If you need assistance tendering your shares, please contact Georgeson Shareholder Communications, the information agent for the offer, or Deutsche Banc Alex. Brown, the dealer manager for the offer, at their respective addresses or telephone numbers appearing on the back cover of the Offer to Purchase.

                                          Very truly yours,

                                          Arthur Kontos
                                          Chief Executive Officer